October 5, 2017

Ms. Cecilia Blye,

Chief,

Office of Global Security Risk,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549,

USA.

Re:	Capital Product Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed February 3, 2017
File No. 1-33373

Dear Ms. Blye,

Thank you for your letter, dated September 28, 2017, setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the Annual Report on Form 20-F of Capital Product Partners L.P. (“CPLP” or the “Partnership”) for the year ended December 31, 2016 (the “2016 Form 20-F”).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following each comment.

Risk Factors, page 9

Our vessels may be chartered or sub-chartered, or call on ports, located in countries that are subject to restrictions and sanctions…, page 34

1.	You disclose on page 37 of your 2014 Form 20-F that one vessel in your fleet made two port calls to Sudan in 2014. Please tell us the approximate dollar amounts of any associated revenues, assets, and liabilities for these port calls to Sudan.

At the time of both port calls to Sudan in 2014, the vessel in question was operating under a two-year time charter (the “Time Charter”) entered into between the Partnership, as the vessel owner, and Capital Maritime & Trading Corp. (“Capital Maritime”), the parent company of the general partner to the Partnership, as the charterer. The Time Charter had commenced on December 3, 2013.

During the course of the Time Charter, Capital Maritime sub-chartered the vessel to an unaffiliated third party pursuant to two separate time charters for a total duration of approximately 91 days (the “Sub-Charters”). While the vessel was being operated by such third party under the Sub-Charters, the vessel made two calls to Sudanese ports to discharge vegetable oils.

CAPITAL PRODUCT PARTNERS L.P.

3 lassonos St., Piraeus 18537, GREECE, Tel: +30 210 4584950,

Fax: +30 210 4284285, E-mail: info@capitalpplp.com, www.capitalpplp.com

Under the Time Charter, the Partnership, as the vessel owner, earned revenues at the pre-agreed fixed rate of $17,000 per day from Capital Maritime. Capital Maritime in turn earned revenues at the pre-agreed daily charter rates from the sub-charterer under the Sub-Charters. As a result, CPLP did not earn any direct revenues from the sub-charterer, including in respect of the port calls in Sudan. Total revenues earned by Capital Maritime under the Sub-Charters for the entire term of the Sub-Charters were $2.0 million, representing approximately 0.6% of total revenues earned by Capital Maritime in 2014.

2.	In your 2016 Form 20-F, you state that in 2016 none of your vessels made port calls in Cuba or Syria. You make no statement about Sudan. Please tell us whether any vessels made port calls in Sudan in 2016.

In response to the Staff’s comment, CPLP respectfully advises the Staff that no vessels owned by the Partnership or owned or chartered in by Capital Maritime made any port calls in Sudan in 2016.

*    *    *

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

Capital Product Partners L.P.

By: Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos

Gerasimos (Jerry) Kalogiratos

Chief Executive Officer

and Chief Financial Officer of Capital GP L.L.C.

cc:	Anne Parker

Assistant Director, Office of Global Security Risk

(Securities and Exchange Commission)

Richard A. Pollack
Eric J. Kadel
Christoph Vonlanthen
(Sullivan & Cromwell LLP)

CAPITAL PRODUCT PARTNERS L.P.

3 lassonos St., Piraeus 18537, GREECE, Tel: +30 210 4584950,

Fax: +30 210 4284285, E-mail: info@capitalpplp.com, www.capitalpplp.com